UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2010

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated September 7, 2010: OceanFreight Inc. to Present at the 2nd Annual Capital Link Global Derivatives Forum and Hold Investor Meetings at the Jefferies 7th Global Shipping and Logistics Conference in New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  September 7, 2010

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OceanFreight Inc. to Present at the 2nd Annual Capital Link Global Derivatives Forum and Hold Investor Meetings at the Jefferies 7th Global Shipping and Logistics Conference in New York

September 7, 2010, Athens, Greece, OceanFreight Inc. (NASDAQ: OCNF) (the “Company”), a global provider of marine transportation services, announced today that Mr. Demetris Nenes, President and Chief Operating Officer of OceanFreight Inc., will be presenting at the 2nd Annual Capital Link Global Derivatives Forum in New York City on  Tuesday, September 7, 2010 and hold investor meetings at the Jefferies 7th Global Shipping and Logistics Conference also in New York City on Wednesday, September 8, 2010.

A PDF version of the slide presentation given at the Jefferies Conference will also be available on the OceanFreight Inc. corporate website at www.oceanfreightinc.com in the Investor Relations section.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the date of this release, OceanFreight owns a fleet of 12 vessels, comprised of 9 drybulk vessels (4 Capesize, 5 Panamaxes) and 3 crude carrier tankers (1 Suezmax, 2 Aframaxes) with a combined deadweight tonnage of about 1.4 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF". Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.

Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in

OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S.

Securities and Exchange Commission.

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreight@capitallink.com